

September 1, 2022

Bangxin Zhang
Chief Executive Officer
TAL Education Group
15/F, Danling SOHO
6 Danling Street, Haidian District
Beijing 100080
People's Republic of China

> **Re: TAL Education Group**
> **Form 20-F for the Fiscal Year Ended February 28, 2022**
> **Response dated May 31, 2022**
> **File No. 001-34900**

Dear Mr. Zhang:

　　We have reviewed your May 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2022 letter.

Form 20-F for the Fiscal Year Ended February 28, 2022

Item 3. Key Information
The Holding Foreign Companies Accountable Act, page 6

1. When discussing the Holding Foreign Companies Accountable Act, in future filings please update your disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Permissions Required from the PRC Authorities for Our Operations, page 6

2.    We note your response to comment 3.  Your disclosure does not appear to discuss the basis of your conclusion that you are not required to obtain permissions from or complete filings with the China Securities Regulatory Commission in connection with any offering of securities to foreign investors, as your reference to PRC counsel appears to be in connection with CAC permissions or approvals.  Revise to clarify.

Notes the Consolidated Financial Statements
Organization and Principal Activities, page F-12

3.    Please explain your consideration of whether the cessation of your K9 Academic AST Services should be reported as a discontinued operation.  Refer to ASC 205-20-45-1.

General

4.    We note your response to comment 8, the referenced Form 6-Ks and the applicable disclosure in this annual report.  Specifically, we note your disclosure that:

- The company ceased offering K9 Academic AST Services in mainland China by the end of December 2021;
- Such cessation has had a significant negative impact on the company's financial performance for the fiscal year ended February 28, 2022;
- Revenues from offering K9 Academic AST Services accounted for a substantial majority of the company's total revenues prior to such cessation; and
- Ceasing K9 Academic AST Services is expected to have a significant negative impact on the company's financial performance for the fiscal year ending February 28, 2023 and subsequent periods.

Please amend your annual report to specifically discuss and, to the extent possible, quantify the significant negative impacts.  In this regard, please quantify the portion of the company's historic revenues that will be impacted by the cessation of offering K9 Academic AST Services.  We also note that certain other information (impacts on property and equipment, intangible assets, goodwill, operating lease right-of-use, etc.) is contained in the company's audited financial statement footnotes but such information should be consolidated and presented in the forepart of Item 3 along with the other China-based company disclosure and elsewhere as applicable.  The significant negative impacts should be presented in such a manner to allow investors to fully understand the negative impacts cessation will have on the company's business, operations and financial performance.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services